SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of May, 2001

                        MINCO MINING & METALS CORPORATION
                 (Translation of registrant's name into English)


        12th Floor, 543 Granville Street, Vancouver, B.C. Canada V6C 1X8
                    (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                           Form 20-F |X| Form 40-F |_|

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes |_| No |_|


1. Shareholders' letter, Notice, Information Circular and Proxy to be used at the Company's annual general meeting to be held on June 28, 2000.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            MINCO MINING & METALS CORPORATION
                                                    (Registrant)


Date:  June 11, 2001                      By:  /s/  Ken Z. Cai
                                               Ken Z. Cai, President

                       MINCO MINING & METALS CORPORATION
         12th Floor, 543 Granville Street, Vancouver, BC Canada V6C 1X8
         Tel: (604)688-8002 Fax: (604)688-8030 Toll Free: (888)288-8288
           E-mail: info@minco-mining.com Website: www.minco-mining.com



May 14, 2001




Dear Shareholder:

It is my pleasure to invite you to attend the Annual Meeting of the shareholders of Minco Mining & Metals Corporation which is to be held on Thursday June 28, 2001 at 10:00 a.m. in the President's Room at the Terminal City Club, 837 West Hastings Street, Vancouver, BC.

Enclosed you will find the Notice of Meeting, Form of Proxy, and Information Circular. Please read the Circular and complete and return the Form of Proxy to ensure that your shares will be represented at the Meeting. It is important that you exercise your right to vote, either by attending the Meeting or by completing and returning a Form of Proxy.

I hope that many of you will be able to attend our Annual Meeting in person and look forward to seeing you in Vancouver on that occasion.

Yours truly,

MINCO MINING & METALS CORPORATION




William Meyer
Chairman

                        MINCO MINING & METALS CORPORATION
                        Suite 1200, 543 Granville Street
                                 Vancouver, B.C.
                                     V6C 1X8

                        NOTICE OF ANNUAL GENERAL MEETING

TAKE NOTICE that the Annual General Meeting of the Members of MINCO MINING & METALS CORPORATION (hereinafter called the "Company") will be held in the President's Room, Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, on:

                             Thursday, June 28, 2001

at the hour of 10:00 o'clock in the forenoon (Vancouver time) for the following purposes:

1.   to receive the Report of the Directors;

2. to receive the financial statements of the Company for its fiscal year ended December 31, 2000 and the report of the Auditors thereon;

3.   to determine the number of directors and to elect directors;

4. to ratify and approve re-pricing of 1,000,600 stock options held by insiders of the Company;

5. to appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

6.   to transact such other business as may properly come before the Meeting.

Accompanying this Notice are an Information Circular and Form of Proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting, or any adjournment thereof in person, please read the Notes accompanying the Form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes. The enclosed Form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 14TH day of May, 2001.

                       BY ORDER OF THE BOARD OF DIRECTORS

                                    "KEN CAI"
                              President and C.E.O.

                        MINCO MINING & METALS CORPORATION
                        Suite 1200, 543 Granville Street
                                 Vancouver, B.C.
                                     V6C 1X8

                              INFORMATION CIRCULAR
                          AS AT AND DATED MAY 14, 2001


This Information Circular accompanies the Notice of the Annual General Meeting of members of MINCO MINING & METALS CORPORATION (hereinafter called the "Company"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

                              REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the member or his attorney authorized in writing, or if the member is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

                  PERSONS OR COMPANIES MAKING THE SOLICITATION

                    THE ENCLOSED PROXY IS BEING SOLICITED BY
                            MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

                   VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value. There is one class of shares only. There are issued and outstanding 16,380,123 common shares. At a General Meeting of the Company, on a show of hands, every member present in person and entitled to vote shall have one vote and on a poll, every member present in person or represented by proxy and entitled to vote shall have one vote for each share of which such member is the registered holder. Shares represented by proxy will only be voted on a poll.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company other than:

Name                          Number of Common Shares         Percentage
----                          ----------------------          ----------
Pacific Canada Resources Inc.     5,917,500                      36%
CDS & Co.                         7,486,535(1)                   45%
Teck Corporation                  1,875,000(2)                   11.45%

(1)  Beneficial ownership of these shares is unknown.

(2) Cominco Ltd., a subsidiary of Teck Corporation, holds 625,000 of these shares.

The directors have determined that all members of record as of the 14th day of May, 2001 will be entitled to receive notice of and to vote at the Meeting. Those members so desiring may be represented by proxy at the Meeting. The instrument of proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited either at the office of the Registrar and Transfer Agent of the Company, Computershare Investor Services, 510 Burrard Street, Vancouver, BC. V6C 3B9 or at the Head Office of the Company at Suite 1200, 543 Granville Street, Vancouver, BC. V6C 1X8 not less than 48 hours, Saturdays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

                             NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company's Registrar and Transfer Agent as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when property completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form.
     Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered holder should strike out the names of the

Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

                              FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2000, (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the members at the Meeting. The Financial Statements, together with the Auditors' Report thereon, are being mailed to the members of Record with this Information Circular.

                              ELECTION OF DIRECTORS

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the members unless that person ceases to be a director before then. In the absence of instructions to the contrary the shares represented by proxy will be voted on a poll for the nominees herein listed.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY ON A POLL FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

Management proposes that the number of directors for the Company be determined at four (4) for the ensuing year subject to such increases as may be permitted by the Articles of the Company, and the Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees is as follows:

                                             NUMBER OF SHARES
                                            BENEFICIALLY OWNED,       PRINCIPAL OCCUPATION AND
                                        DIRECTLY OR INDIRECTLY, OR      IF NOT AT PRESENT AN
                                           OVER WHICH CONTROL OR         ELECTED DIRECTOR,
    NAME AND PRESENT       DIRECTOR      DIRECTION IS EXERCISED AT     OCCUPATION DURING THE
      OFFICE HELD            SINCE           THE DATE OF THIS           PAST FIVE (5) YEARS
                                           INFORMATION CIRCULAR
 -------------------------------------------------------------------------------------------
 Ken Cai                   February,        Nil (Directly)               Geologist
 President, Chief          1996             (Indirectly)
 Executive Officer and                      *see below
 Director

 William Meyer             July 13, 1999    Nil                          Professional Engineer
 Chairman and Director

 Robert M. Callander       August, 1996     100,250                      Vice President, Caldwell
 Director                                                                Securities Ltd.

 Hans Wick                 March, 1997      165,000 (Directly)           Financial Advisor
 Director


* Ken Cai holds greater than 10% of Pacific Canada Resources Inc., a private company, which beneficially owns greater than 10% of the Company (see page 1 hereof).

All of the nominees are residents of Canada, except for Hans Wick who resides in Switzerland.

Advance Notice of the Meeting was published pursuant to Section 111 of the Company Act at Vancouver, BC on April 27, 2001.

                             EXECUTIVE COMPENSATION
                  (Form 41, BC Securities Act and Regulations)

Executive Officers

                           SUMMARY COMPENSATION TABLE


 =========================== ======== ================================== ============= =============
                                                                                        ALL OTHER
                                                                          LONG TERM    COMPENSATION
     NAME AND PRINCIPAL       YEAR           ANNUAL COMPENSATION          COMPENSATION     ($)
          POSITION
                                                                          Shares under
                                       Salary    Bonus       Other          Option
 --------------------------- -------- -------- --------- --------------- ------------- -------------

 Ken Cai                      2000      Nil       Nil       $110,300(1)     371,000        Nil
 President, Chief             1999      Nil       Nil       $111,500(1)     371,000        Nil
 Executive Officer and        1998      Nil       Nil       $121,276.55(1)  371,000        Nil
 Director

 Peter P. Tsaparas            2000      Nil       Nil       Nil             Nil            Nil
 Former Chairman, Chief       1999     $12,000    Nil       Nil             300,600        Nil
 Financial Officer and        1998     $24,000    Nil       Nil             300,600        Nil
 Director

 Colin McAleenan              2000      Nil       Nil       Nil             Nil            Nil
 Former Vice-President -      1999      Nil       Nil       Nil             Nil            Nil
 Exploration and Director     1998      Nil       Nil       $86,533.58(1)   185,000        Nil



(1)  Consulting fees paid and amounts paid as a travel allowance.

          OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FISCAL YEAR

There were no options granted during the most recently completed fiscal year. Re-pricing of a total of 1,000,600 held by insiders was approved by the Toronto Stock Exchange subject to shareholder approval.

              AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY
            COMPLETED FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

There were no options exercised during the most recently completed fiscal year.

Directors

The directors of the Company have not been compensated by the Company in their capacities as directors during the most recently completed financial year.

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In accordance with the disclosure requirements of The Toronto Stock Exchange (the "TSE") and using the Corporate Governance Guidelines set out in Section 474 of the TSE Company Manual as a reference (the "Guidelines"), the Board of Directors of the Company has adopted the following statement of corporate governance practices:

1. The Board acknowledges its responsibility for the stewardship of the Company in the following ways:

     (i) The Board participates in strategic planning by considering and, if deemed appropriate, adopting plans proposed and developed by management, with management having the primary responsibility for developing a strategic plan.

     (ii) The Board considers the risks inherent in the mining industry and receives periodic assessments from management as to these risks and the Company's strategies to manage these risks.

     (iii)The Board reviews the personnel needs of the Company from time to time, having particular regard to succession issues relating to senior management. The training and development of personnel is generally left to management.

     (iv) The Board  assesses  from  time to time how  effectively  the  Company
          communicates   with   shareholders,   but   does  not  have  a  formal
          communication policy.

     (v) The Board, through the Audit Committee and in conjunction with its auditors, assesses the adequacy of the Company's internal control and management information systems.

     The foregoing does not and is expressly not intended to alter, affect or expand in any way the legal duties of the directors to manage or supervise the management of the affairs and business of the Company.

2. The Board shall consist of four directors. Of the four management nominees for the Board, Robert M. Callander and Hans Wick are non-management and "unrelated directors". The other nominees, Ken Cai and William Meyer, by nature of their management position, are related. The Guidelines define an "unrelated director" as a director who is independent of management and is free from any interest and any business or other relationship which could, or could be perceived to, materially interfere with the director's ability to act with a view to the best interests of a corporation, other than interests and relationships arising from shareholdings.The Guidelines further state that if the Company has a "significant shareholder", the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder.

     The Company does not have a "significant shareholder" which, as defined by the Guidelines, is a shareholder with the ability to exercise a majority of votes for the election of the board of directors. The enterpreneurial nature of the Company, and the current stage of the Company's development, make it appropriate for the Board to be composed of the present number and composition of directors, and the Board believes that when balanced against the attendant increase in cost to the Company and possible reduction in the efficiency with which decisions are made, it would not be warranted to significantly increase the size of the Board or change the Board's composition at this time.

3. The Board has not constituted a nominating committee to propose new Board nominees and for assessing directors' performance as the Company is too small to justify a formal process in this regard. However, the Board as a whole from time to time discusses potential candidates for the Board.

4. For the reasons cited in 3 above, the Board has not constituted a committee to assess the effectiveness of the Board as a whole or the contribution of individual directors.

5. The Company does not have a formal process of orientation and education for new members of the Board as some senior Board members currently have considerable experience as members of the boards of other public companies.

6. The Board has considered its size with a view to the impact of size upon its effectiveness and has concluded that the number of directors as presently constituted is appropriate for the Company given the complexity and current stage of development of the Company's business. The Board as presently constituted includes considerable experience in the mining industry and generally in the resource sector as well as financial experience.

7. Board members are presently compensated in the manner described under "Executive Compensation" and the Board has determined that the level of compensation is appropriate having regard to the responsibilities and risks associated with Board membership and the compensation provided to Boards of similar companies.

8. The Board of Directors has expressly assumed the responsibility for developing the Company's approach to governance issues and in responding to governance guidelines.

9. The Company has not formally developed position descriptions for the Board and the Chief Executive Officer. However, the Board is satisfied that senior management is fully aware of their responsibilities and those matters which are within their mandate.

10. The Board has functioned, and is of the view that it can continue to function, independently of management as required. The Board has not met without management present, given management representation on the Board and given that in view of the size of the Company and the nature of its business, it is essential that those having an intimate knowledge of the Company's operations be present during important Board discussions. Notwithstanding the foregoing, if the Board believed it was appropriate and meaningful, it would formalize a process whereby the Board could meet in the absence of management for the handling of the Board's overall relationship with management.

11. The Audit Committee is composed of one management and two non-management directors. The roles and responsibilities of the Audit Committee have been specifically defined and include responsibility for overseeing management reporting on internal control. The Audit Committee has direct communication channels with the external auditors. Due to its size, the Company has no formal internal audit process.

12. The Board has not adopted a formal system which would enable an individual director to engage an outside advisor at the expense of the Company. If such an engagement were deemed appropriate, it is anticipated that such a request would be brought by the particular director to the Board for consideration.

                  INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year. However, the Company has entered into a Loan Agreement with its President, Mr. Ken Cai, dated as of October 8, 1997 (the "Loan Agreement").

Pursuant to the Loan Agreement, the Company has agreed to advance to Mr. Cai up to $225,000 as a loan in order to assist Mr. Cai in purchasing a residence in either Vancouver or Beijing. The loan will be fully secured and repaid by Mr. Cai upon the occurrence of certain stated events as described in the Loan Agreement.

The Loan Agreement remains in full force and effect, however, Mr. Cai has not yet exercised his right under the terms of the Loan Agreement.

                             APPOINTMENT OF AUDITORS

Management proposes the appointment of Ellis Foster, Chartered Accountants, as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration.

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No Insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

             INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

                  PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Insider Stock Option Re-pricing

At the Meeting, disinterested shareholder ratification and approval is being sought to the re-pricing of the following insiders' incentive stock options during the recently completed financial year:

=============================================================================
                                OLD NEW
                     NO. OF     EXERCISE     EXERCISE     GRANT      EXPIRY
OPTIONEE             OPTIONS     PRICE       PRICE        DATE       DATE
==============================================================================
Ken Cai               321,500     $1.41       $0.55      5-Mar-96    5-Mar-06
------------------------------------------------------------------------------
Ken Cai                49,500     $1.41       $0.55      20-Jun-97   20-Jun-07
------------------------------------------------------------------------------
Wayne Spilsbury       185,000     $1.41       $0.55      5-Mar-96    5-Mar-06
------------------------------------------------------------------------------
Robert Callander       97,300     $1.41       $0.55      8-Oct-96    8-Oct-06
------------------------------------------------------------------------------
Hans Wick              97,300     $1.41       $0.55      6-Mar-97    6-Mar-07
------------------------------------------------------------------------------
William Meyer         150,000     $1.65       $0.55      16-Jul-99   16-Jul-06
------------------------------------------------------------------------------
William Meyer         100,000     $1.12       $0.55      2-Dec-99    1-Dec-06
------------------------------------------------------------------------------
TOTAL               1,000,600
------------------------------------------------------------------------------

Disinterested shareholder approval of the re-pricing is requested pursuant to the rules of the Toronto Stock Exchange. In the event disinterested shareholder approval is not obtained, the Company will not proceed with the re-pricing of the stock options. In determining disinterested shareholders approval, votes cast by insiders will be excluded. The term "insider" is defined in the Securities Act (British Columbia) and generally includes directors, senior officers, the five highest paid employees and holders of greater than 10% of the voting securities of the Company. To the knowledge of the Company, as at the date hereof, there are a total of 1,320,600 common shares (with one vote attributed to each share) which will not be included for the purpose of determining whether the required level of disinterested shareholder ratification and approval has been obtained to the re-pricing of the options described above.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL ON A POLL, BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.


                       BY ORDER OF THE BOARD OF DIRECTORS

                                    "KEN CAI"
                               President and C.E.O

                        MINCO MINING & METALS CORPORATION
                        Suite 1200, 543 Granville Street
                                 Vancouver, B.C.
                                     V6C 1X8

                  THIS PROXY IS SOLICITED BY THE MANAGEMENT OF
                        MINCO MINING & METALS CORPORATION

                  PROXY FOR THE 2001 ANNUAL GENERAL MEETING OF
                       MEMBERS TO BE HELD ON JUNE 28, 2001

The undersigned member of MINCO MINING & METALS CORPORATION (hereinafter called the "Company") hereby appoints KEN Z. CAI, President, Chief Executive Officer and a Director of the Company, or failing him, WILLIAM MEYER, a Director of the Company, or failing him, , as nominee of the undersigned, to attend and act for and on behalf of the undersigned at the 2001 Annual General Meeting of Members of the Company to be held on June 28, 2001 and at any adjournment thereof and, on a poll, the shares represented by this proxy are specifically directed to be voted or to be withheld from voting as indicated below:

1.   To appoint Ellis Foster, Chartered Accountants, as Auditors of the Company:

                ___    In favour        ___   Withhold
                                              vote


2.   To authorize the directors to fix the remuneration of the Auditors:

                ___    In favour        ___   Withhold
                                              vote

3. To ratify and approve the re-pricing of 1,000,600 stock options held by insiders of the Company:

                ___    In favour        ___   Withhold
                                              vote

4.   To determine the number of directors at four (4):

                ___    In favour        ___   Withhold
                                              vote

5.   (a) To elect as directors all the persons named in 4(b) below:

                ___    In favour        ___   Withhold
                                              vote

        OR

     (b)  To elect as a director:

          KEN Z. CAI                            ___ In favour
                                                ___ Withhold Vote



          WILLIAM MEYER                         ___ In favour
                                                ___ Withhold Vote



          ROBERT M. CALLANDER                   ___ In favour
                                                ___ Withhold Vote


          HANS WICK                             ___ In favour
                                                ___ Withhold Vote

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED OR WITHHELD FROM VOTING ON ANY BALLOT THAT MAY BE CALLED FOR IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN AND, IF A CHOICE IS SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES SHALL BE VOTED OR WITHHELD FROM VOTING ACCORDINGLY. WHERE NO CHOICE IS OR WHERE BOTH CHOICES ARE SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON, THE SHARES REPRESENTED HEREBY SHALL, ON ANY BALLOT THAT MAY BE CALLED FOR, BE VOTED FOR THE ADOPTION OF ALL SUCH MATTERS. THIS PROXY CONFERS UPON THE PERSON NAMED HEREIN AS NOMINEE DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE AND OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

The undersigned hereby acknowledges receipt of the Notice of 2001 Annual General Meeting of Members and the accompanying Information Circular dated May 14, 2001.

If this Form of Proxy is not dated by the member in the space below, it is deemed to bear the date on which it is mailed by the Company to the member.

The undersigned hereby revokes any proxy previously given in respect of the Meeting.

DATED this _______  day of __________________________, 2001.


----------------------------------
Name (Please Print)

----------------------------------
Address                                         Number of Shares Held:

----------------------------------              -----------------------------

----------------------------------
Signature

                             NOTES TO FORM OF PROXY

1. IF THE MEMBER DOES NOT WISH TO APPOINT ANY OF THE PERSONS NAMED IN THIS FORM OF PROXY, HE SHOULD STRIKE OUT THEIR NAMES AND INSERT IN THE BLANK SPACE THE NAME OF THE PERSON HE WISHES TO ACT AS HIS PROXY. SUCH PERSON NEED NOT BE A MEMBER OF THE COMPANY.

2. This Form of Proxy must be signed by the member or his attorney authorized in writing or, if the member is a corporation, under the hand of a duly authorized officer or attorney of the corporation.

3. This Form of Proxy, and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy thereof, must be deposited either at the office of the Registrar and Transfer Agent of the Company, Computershare Investor Services, 510 Burrard Street, Vancouver, BC. V6C 3B9, or at the Head Office of the Company at Suite 1200, 543 Granville Street, Vancouver, BC. V6C 1X8 not less than 48 hours, Saturdays and holidays excepted, prior to the time of the holding of the meeting or any adjournment thereof.